March 28, 2006

VIA U.S. MAIL, EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Daniel L. Gordon

Re:	Omega Healthcare Investors, Inc.
Form 10-K for the year ended December 31, 2005
Filed February 17, 2006
File No. 1-11316

Ladies and Gentlemen:

On behalf Omega Healthcare Investors, Inc. (“Omega” or the “Company”), I am responding to the comment received from your office by letter dated March 16, 2006 (the “March Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comment in the March Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K. All page references (excluding those in the headings and the staff’s comment) refer to pages of the Form 10-K.

Form 10-K for the year ended December 31, 2005

Note 3 - Properties - Page F-14

Assets Sold or Held for Sale, page F-16

1.
Comment: Please explain to us the events and circumstances leading to the recognition of a loss on the sale of the four skilled nursing facilities to Alden Management Services, Inc., in June 2005. Please tell us when the assets were considered held for sale and how you calculated the fair value at that point. If the assets were classified as held for use until the second quarter, please tell us why you did not test them for recoverability prior to the sale as it appears they would have met the criterion for testing in paragraph 8(f) of SFAS 144.

Response: In October 1986, Omega entered into a facility lease with subsidiaries of Alden Management Services, Inc. (“Alden”) to lease four Illinois facilities. These leases were set to expire in October 2006. It is Omega’s practice to start re-leasing negotiations 12 to 18 months prior to lease expirations or mortgage maturities in order to: i) avoid “time” as a negotiation obstacle with the existing tenant; ii) give Omega the ability to find an alternative tenant to whom to lease the asset if negotiations with the existing tenant fail; iii) give Omega the ability to market the asset for sale if the existing tenant does not want to re-lease or purchase the asset; and iv) if the asset is leased to a new tenant, allow the tenant to successfully complete any state licensing requirements.

During the second quarter of 2005, Omega began verbal negotiations with Alden regarding re-leasing these facilities. During these discussions, Alden expressed an interest in purchasing versus re-leasing these facilities, and both parties agreed on a purchase price during the second quarter. In May 2005, Omega’s Investment Committee of the Board of Directors approved the sale of these facilities to Alden. The sale of the Alden properties was completed on June 30, 2005.

The sales price for these assets was based on the negotiations with Alden. When negotiating the sales price, Omega believed it could re-invest the proceeds from the sale of these assets in other more strategic locations that are part of Omega’s business plan. Based on these considerations, Omega management determined that re-investing the proceeds from a sale of these facilities was in the best interests of the Company.

Omega’s policy is to periodically, but not less than annually, evaluate its real estate investments for impairment indicators, including the evaluation of its assets’ useful lives. Prior to receiving Alden’s offer to purchase the facilities, Omega intended to continue to own the Alden facilities and pursue re-leasing with Alden or an alternate operator. Based on Omega’s plans to continue to own the Alden facilities, Omega had not identified an impairment of the facilities’ carrying value.

Under paragraph 8(f) of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. These events or circumstances include a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Omega did not intend to sell the Alden facilities prior to the leasing discussions with Alden, which occurred during the second quarter of 2005. Therefore, prior to the second quarter of 2005, it was not more likely than not that the facilities would be sold before the end of their previously estimated useful life. As such, the Alden facilities were considered assets “to be held and used” under SFAS 144 until the Investment Committee approved the sale of the assets in May 2005. Accordingly, Omega recorded a loss on the sale of the four facilities for the fiscal quarter ended June 30, 2005.

In connection with the foregoing response, Omega hereby acknowledges that:

•	Omega is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended December 31, 2005;
•
Comments by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, or changes in disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2005;

•	Omega may not assert any such comments described above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410)-427-1722. Our fax number is (410) 427-8822.

Omega Healthcare Investors, Inc.

By: /s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer

Enclosures

cc: Rick Miller, Esq.
Mike Delaney, Esq.
Don Gutman
David Flynn